Exhibit 99.1

Tims China Announces Third Quarter 2025 Financial Results

System Sales Increased 12.8% Year-over-Year to RMB419.9 Million

Positive Same-Store Sales Growth of 3.3% for Company Owned and Operated Stores

27.9 Million Registered Loyalty Club Members at Quarter-End,

Representing 22.3% Year-over-Year Growth

SHANGHAI and NEW YORK, December 9, 2025 (GLOBE NEWSWIRE) -- TH International Limited (Nasdaq: THCH), the exclusive operator of Tim Hortons coffee shops in China (“Tims China” or the “Company”) today announced its unaudited financial results for the third quarter 2025.

THIRD QUARTER 2025 HIGHLIGHTS

●	Total revenues of RMB358.0 million (USD50.3 million), representing a 0.4% decrease from the same quarter of 2024.

●	System sales[1] of RMB419.9 million (USD59.0 million), representing a 12.8% increase from the same quarter of 2024.

●	Net new store openings totaled 15 (a net openings of 38 made-to-order (“MTO”) stores and a net closure of 23 non-MTO stores, of which seven were Tims Express stores).

●	Same-store sales growth for company owned and operated stores was positive 3.3%

●	Same-store sales growth for system-wide stores was positive 1.3%

●	Company owned and operated store contribution[2], previously reported as adjusted store EBITDA, was RMB21.8 million (USD3.1 million), compared to RMB39.9 million in the same quarter of 2024.

●	Company owned and operated store contribution margin[3], previously reported as adjusted store EBITDA margin, was 7.7%, compared to 13.3% in the same quarter of 2024.

●	Registered loyalty club members totaled 27.9 million members as of September 30, 2025, representing a 22.3% year-over-year growth.

[1]	System sales is calculated as the gross merchandise value of sales generated from both company owned and operated stores and franchised stores.
[2]	Company owned and operated store contribution, is calculated as fully burdened gross profit[4] of company owned and operated stores excluding depreciation & amortization.
[3]	Company owned and operated store contribution margin, is calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.
[4]	Fully burdened gross profit of company owned and operated stores, the most directly comparable GAAP measure to company owned and operated store contribution, was a loss of RMB4.8 million (USD0.7 million) for the three months ended September 30, 2025, compared to a profit of RMB10.1 million in the same quarter of 2024.

COMPANY MANAGEMENT STATEMENT

Mr. Yongchen Lu, CEO & Director of Tims China, stated, “In Q3, we returned to positive net new store openings and continued our strong momentum in system sales, achieving a 12.8% year-over-year growth. With our successful “Light & Fit Lunch Box” platform products launched in Q2, we further enhanced our differentiated “Coffee + Freshly Prepared Food” strategy, driving a 3.3% same-store sales growth for company owned and operated stores. At the same time, our sub-franchise and retail businesses maintained their steady contribution to cash flow and profitability. Profits from other revenues achieved a year-over-year increase of 58.2% during the quarter.”

Mr. Dong (Albert) Li, CFO of Tims China, commented, “We are excited to announce the successful issuance of approximately US$89.9 million senior secured convertible notes due September 2029, the restructuring of our unsecured convertible note due 2027, and the repurchase of all outstanding amount due under our variable rate convertible senior notes due 2026. These strategic transactions enable us to focus on the development of our overall store network and the core Tim Hortons brand nationwide.”

THIRD QUARTER 2025 FINANCIAL RESULTS

Total revenues were RMB358.0 million (USD50.3 million) for the three months ended September 30, 2025, representing a decrease of 0.4% from RMB359.6 million in the same quarter of 2024. Total revenues comprise:

●	Revenues from Company owned and operated stores were RMB282.9 million (USD39.7 million) for the three months ended September 30, 2025, representing a decrease of 5.5% from RMB299.5 million in the same quarter of 2024. The decrease was primarily attributable to closures of certain underperforming stores, partially offset by a 3.3% increase in same-store sales growth for company owned and operated stores in the third quarter of 2025. The decrease was also attributable to a 0.2% increase in the number of orders from 10.7 million in the third quarter of 2024 to 10.8 million in the same quarter of 2025, offset by a 5.7% year-over-year decrease in average ticket size.

●	Other revenues were RMB75.1 million (USD10.6 million) for the three months ended September 30, 2025, representing an increase of 25.0% from RMB60.1 million in the same quarter of 2024. The increase was primarily due to the expansion of our franchise business as the number of our franchised stores increased from 382 as of September 30, 2024 to 479 as of September 30, 2025.

Company owned and operated store costs and expenses were RMB278.2 million (USD39.1 million) for the three months ended September 30, 2025, representing a decrease of 0.5% from RMB279.6 million in the same quarter of 2024. Company owned and operated store costs and expenses comprise:

●	Food and packaging costs were RMB86.5 million (USD12.2 million) for the three months ended September 30, 2025, representing a decrease of 0.4% from RMB86.9 million in the same quarter of 2024, which was in line with the revenue trend. Food and packaging costs as a percentage of revenues from company owned and operated stores increased by 1.6 percentage points from 29.0% in the third quarter of 2024 to 30.6% in the same quarter of 2025.

●	Rental and property management fees were RMB55.1 million (USD7.7 million) for the three months ended September 30, 2025, representing a decrease of 4.6% from RMB57.8 million in the same quarter of 2024, which was in line with the revenue trend. Rental and property management fees as a percentage of revenues from company owned and operated stores increased by 0.2 percentage points from 19.3% in the third quarter of 2024 to 19.5% in the same quarter of 2025.

●	Payroll and employee benefits expenses were RMB48.5 million (USD6.8 million) for the three months ended September 30, 2025, representing a decrease of 4.2% from RMB50.7 million in the same quarter of 2024, which was in line with the revenue trend. Payroll and employee benefits expenses as a percentage of revenues from company owned and operated stores increased by 0.3 percentage points from 16.9% in the third quarter of 2024 to 17.2% in the same quarter of 2025, which was primarily due to higher labor scheduling portion for full-time employees as a percentage of overall staffing hours.

●	Delivery costs were RMB37.2 million (USD5.2 million) for the three months ended September 30, 2025, representing an increase of 20.9% from RMB30.8 million in the same quarter of 2024, which was in line with the 20.9% increase in delivery orders from 5.7 million in the third quarter of 2024 to 6.9 million in the same quarter of 2025. Delivery costs as a percentage of revenues from company owned and operated stores increased by 2.9 percentage points to 13.2% in the third quarter of 2025 compared to 10.3% in the same quarter of 2024, which was primarily due to higher delivery revenue portion as a percentage of total revenues from company owned and operated stores.

●	Other operating expenses were RMB24.1 million (USD3.4 million) for the three months ended September 30, 2025, representing an increase of 2.0% from RMB23.7 million in the same quarter of 2024, which was primarily due to higher utilities and maintenance costs incurred. Other operating expenses as a percentage of revenues from company owned and operated stores increased by 0.6 percentage points to 8.5% in the third quarter of 2025 compared to 7.9% in the same quarter of 2024.

●	Store depreciation and amortization expenses were RMB26.6 million (USD3.7 million) for the three months ended September 30, 2025, representing a decrease of 10.8% from RMB29.8 million in the same quarter of 2024, which was primarily due to impairment on property and equipment in relation to company owned and operated store closures and the reduced capital expenditures per store as a result of our initiatives to improve store unit economics. Store depreciation and amortization as a percentage of revenues from company owned and operated stores decreased by 0.5 percentage points to 9.4% in the third quarter of 2025 compared to 9.9% in the same quarter of 2024.

Costs of other revenues were RMB51.8 million (USD7.3 million) for the three months ended September 30, 2025, representing an increase of 14.2% from RMB45.3 million in the same quarter of 2024, which was primarily driven by an increase in the revenues generated from franchise business as the number of our franchised stores increased from 382 as of September 30, 2024 to 479 as of September 30, 2025. Costs of other revenues as a percentage of other revenues decreased by 6.5 percentage points from 75.4% in the third quarter of 2024 to 68.9% in the same quarter of 2025 due to higher margin we generated from franchise business during the third quarter of 2025.

Marketing expenses were RMB15.8 million (USD2.2 million) for the three months ended September 30, 2025, representing a decrease of 14.4% from RMB18.5 million in the same quarter of 2024, driven by our cost optimization measures and improved brand influence. Accordingly, marketing expenses as a percentage of total revenues decreased by 0.7 percentage points from 5.1% in the third quarter of 2024 to 4.4% in the same quarter of 2025.

General and administrative expenses were RMB51.8 million (USD7.3 million) for the three months ended September 30, 2025, representing an increase of 30.3% from RMB39.8 million in the same quarter of 2024, which was primarily due to: (i) a RMB5.4 million (USD0.8 million) increase in outside service fees related to audit, IT, and business travel; (ii) a RMB13.1 million (USD1.8 million) increase in impairment losses of rental deposits and credit loss of account receivables; partially offset by a RMB4.2 million (USD0.6 million) decrease in headquarter staff compensation costs; and a RMB1.5 Million (USD0.2 million) decrease in depreciation & amortization. As a result of the foregoing, adjusted general and administrative expenses, which excludes: (i) share-based compensation expenses of RMB0.6 million (USD0.1 million), and (ii) impairment losses of rental deposits of RMB4.0 million (USD0.6 million), were RMB47.3 million (USD6.6 million), representing an increase of 23.2% from RMB38.4 million in the same quarter of 2024. Adjusted general and administrative expenses as a percentage of total revenues increased by 2.5 percentage points from 10.7% in the third quarter of 2024 to 13.2% in the same quarter of 2025. For more information on the Company’s non-GAAP financial measures, please see “Use of Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Franchise and royalty expenses were RMB16.4 million (USD2.3 million) for the three months ended September 30, 2025, representing an increase of 4.7% from RMB15.6 million in the same quarter of 2024, which was primarily due to the increase of amortized upfront franchise fees and a higher royalty rate applicable. Accordingly, franchise and royalty expenses as a percentage of total revenues increased by 0.3 percentage points, from 4.3% in the third quarter of 2024 to 4.6% in the same quarter of 2025.

Impairment losses of long-lived assets were RMB8.0 million (USD1.1 million) for the three months ended September 30, 2025, compared to RMB15.6 million in the same quarter of 2024, which was primarily due to a decrease in the number of planned closures of underperforming company owned and operated stores.

As a result of the foregoing, operating loss was RMB65.7 million (USD9.2 million) for the three months ended September 30, 2025, compared to RMB55.9 million in the same quarter of 2024.

Adjusted Corporate EBITDA was a loss of RMB15.0 million (USD2.1 million) for the three months ended September 30, 2025, compared to a gain of RMB2.0 million in the same quarter of 2024. Adjusted Corporate EBITDA margin was negative 4.2% in the third quarter of 2025, compared to positive 0.6% in the same quarter of 2024.

Net loss from continuing operations was RMB73.8 million (USD10.4 million) for the three months ended September 30, 2025, compared to RMB87.4 million for the same quarter of 2024. Adjusted net loss was RMB53.8 million (USD7.6 million) for the three months ended September 30, 2025, compared to RMB41.4 million for the same quarter of 2024. Adjusted net loss margin was negative 15.0% in the third quarter of 2025, compared to negative 11.5% in the same quarter of 2024.

Net loss was RMB73.8 million (USD10.4 million) for the three months ended September 30, 2025, compared to RMB87.4 million for the same quarter of 2024.

Basic and diluted loss per ordinary share was RMB2.24 (USD0.31) in the third quarter of 2025, compared to RMB2.75 in the same quarter of 2024. Adjusted basic and diluted net loss per ordinary share was RMB1.63 (USD0.23) in the third quarter of 2025, compared to RMB1.32 in the same quarter of 2024.

Liquidity

As of September 30, 2025, the Company’s total cash and cash equivalents, restricted cash and time deposits were RMB159.3 million (USD22.4 million), compared to RMB184.2 million as of December 31, 2024. The change was primarily attributable to cash disbursements on the back of the expansion of our business, partially offset by the draw-down of additional bank borrowings.

KEY OPERATING DATA

Tims only	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,
(Exclude the discontinued business)	2024	2024	2024	2025	2025	2025
Total stores	907	946	1,022	1,024	1,015	1,030
Company owned and operated stores	574	564	576	569	566	551
Franchised stores	333	382	446	455	449	479
Made to order (MTO) stores	82	485	632	652	692	730
Non-MTO stores	825	461	390	372	323	300
Same-store sales growth for system-wide stores	-14.6%	-21.7%	-13.3%	-7.8%	-4.8%	1.3%
Same-store sales growth for company owned and operated stores	-13.8%	-20.7%	-12.3%	-6.5%	-3.6%	3.3%
Registered loyalty club members (in thousands)	21,403	22,815	24,045	25,150	26,192	27,900
Company owned and operated store contribution (Renminbi in thousands)	32,429	39,922	12,973	17,154	27,176	21,786
Company owned and operated store contribution margin	10.1%	13.3%	4.8%	6.7%	9.6%	7.7%

KEY DEFINITIONS

●	Same-store sales growth. The percentage change in the sales of stores that have been operating for 12 months or longer during a certain period compared to the same period from the prior year. The same-store sales growth for any period of more than a month equals to the arithmetic average of the same-store sales growth of each month covered in the period. If a store was closed for seven days or more during any given month, its sales during that month and the same month in the comparison period are excluded for purposes of measuring same-store sales growth.

●	Net new store openings. The gross number of new stores opened during the period minus the number of stores permanently closed during the period.

●	System sales. Gross merchandise value of sales generated from both company owned and operated stores and franchised stores.

●	Company owned and operated store contribution (previously reported as adjusted store EBITDA). Calculated as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization.

●	Company owned and operated store contribution margin (previously reported as adjusted store EBITDA margin). Calculated as company owned and operated store contribution as a percentage of revenues from company owned and operated stores.

●	Adjusted general and administrative expenses. Calculated as general and administrative expenses excluding share-based compensation expenses, expenses related to the issuance of certain ordinary shares to CF Principal Investments LLC in November 2022 (the “Commitment Shares”), offering costs related to the ESA (the “ESA Offering Costs”), expenses related to 200,000 of our ordinary shares that may be purchased from our controlling shareholder by a holder of our convertible notes at its option pursuant to the terms of an Option Agreement dated September 28, 2022 (the “Option Shares”), professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA. Calculated as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits.

●	Adjusted corporate EBITDA margin. Calculated as adjusted corporate EBITDA as a percentage of total revenues.

●	Adjusted net loss. Calculated as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business.

●	Adjusted net loss margin. Calculated as adjusted net loss as a percentage of total revenues.

●	Adjusted basic and diluted net loss per ordinary share. Calculated as adjusted net loss attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary shares.

RECENT BUSINESS DEVELOPMENTS

On October 31, 2025, Tims China announced that it had entered into a definitive agreement for the issuance of Senior Secured Convertible Notes due September 2029 (the “2025 Senior Secured Convertible Notes”) in an aggregate principal amount of approximately US$89.9 million. The 2025 Senior Secured Convertible Notes are convertible directly into newly issued ordinary shares of Tims China at a price of US$2.7822, which equals to 110% of the five-day volume-weighted average share price (“VWAP”) prior to signing. The 2025 Senior Secured Convertible Notes are secured by a pledge of 100% of the shares of TH Hong Kong International Limited and an all-asset debenture of Tims China. The Company intends to use part of the proceeds from the issuance of the 2025 Senior Secured Convertible Notes for the repurchase of all outstanding amount due under its variable rate convertible senior notes due 2026. Concurrently, Tim Hortons Restaurants International GmbH (“THRI”) and Cartesian Capital Group have agreed to extend the maturity of their 2024 unsecured convertible notes from June 2027 to September 2029, with the conversion price reset to align with that of the 2025 Senior Secured Convertible Notes. The above transactions were closed on December 2, 2025.

On December 3, 2025, Tims China announced the launch of an innovative eco-friendly straw developed together with Tencent’s CarbonXmade program. The product debuted at the 2025 Sustainable Social Value Innovation Summit in Beijing and will be introduced in Tims stores across Beijing, Shanghai, and Shenzhen. Through this rollout, Tims China aims to encourage consumers to make small, everyday choices that collectively support a more sustainable future.

USE OF NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, namely company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share in evaluating its operating results and for financial and operational decision-making purposes. The Company defines (i) company owned and operated store contribution as fully burdened gross profit of company owned and operated stores excluding depreciation and amortization; (ii) company owned and operated store contribution margin as company owned and operated store contribution as a percentage of revenues from company owned and operated stores; (iii) adjusted general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits; (iv) adjusted corporate EBITDA as operating loss for continuing operations excluding certain non-cash expenses consisting of depreciation and amortization, share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, and impairment losses of rental deposits; (v) adjusted corporate EBITDA margin as adjusted corporate EBITDA as a percentage of total revenues; (vi) adjusted net loss as net loss for continuing operations excluding share-based compensation expenses, impairment losses of long-lived assets, loss on disposal of property and equipment, expenses related to the Commitment Shares, the ESA Offering Costs, the Option Shares, professional fees related to warrant exchange and other financing programs, impairment losses of rental deposits, changes in fair value of convertible notes, changes in fair value of warrant liabilities, changes in fair value of ESA derivative liabilities, loss of the debt extinguishment and gain on disposal of Popeyes business; (vii) adjusted net loss margin as adjusted net loss as a percentage of total revenues; and (viii) adjusted basic and diluted net loss per ordinary share as adjusted net loss for continuing operations attributable to the Company’s ordinary shareholders divided by weighted-average number of basic and diluted ordinary share. The Company believes company owned and operated store contribution, company owned and operated store contribution margin, adjusted general and administrative expenses, adjusted corporate EBITDA, adjusted corporate EBITDA margin, adjusted net loss, adjusted net loss margin, and adjusted basic and diluted net loss per ordinary share enhance investors’ overall understanding of its financial performance and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. As these non-GAAP financial measures have limitations as analytical tools and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures.” The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to USD1.00, the exchange rate in effect on September 30, 2025 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any rate or at all.

CONFERENCE CALL

The Company will hold a conference call today, on Tuesday, December 9, 2025, at 8:00 am Eastern Time (on Tuesday, December 9, 2025, at 9:00 pm Beijing Time) to discuss the financial results.

Participants are strongly encouraged to pre-register for the conference call, by using the weblink provided below.

https://register-conf.media-server.com/register/BId10b556eeb90481aa578a2eaa12a8b1e

Participants may also view the live webcast by registering through below weblink:

https://edge.media-server.com/mmc/p/rb3jsjt7

The webcast features a ‘Submit Your Question’ tab at the top, where you will have the opportunity to submit your questions before and during the call.

A live and archived webcast of the conference call will also be available at the Company’s Investor Relations website at https://ir.timschina.com under “Events and Presentations”.

FORWARD-LOOKING STATEMENTS

Certain statements in this earnings release may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, such as the Company’s ability to further grow its business and store network, optimize its cost structure, improve its operational efficiency, and achieve profitable growth. Forward-looking statements are statements that are not historical facts and generally relate to future events or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include various factors beyond management’s control, including, but not limited to, general economic conditions and other risks, uncertainties and factors set forth in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, and other filings it makes with the Securities and Exchange Commission. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Except as required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based.

ABOUT TH INTERNATIONAL LIMITED

TH International Limited (Nasdaq: THCH) (“Tims China”) is the parent company of the exclusive master franchisees of Tim Hortons coffee shops in mainland China, Hong Kong and Macau. Tims China was founded by Cartesian Capital Group and Tim Hortons Restaurants International, a subsidiary of Restaurant Brands International (TSX: QSR) (NYSE: QSR).

The Company’s philosophy is rooted in world-class execution and data-driven decision making and centered around true local relevance, continuous innovation, genuine community, and absolute convenience. For more information, please visit https://www.timschina.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations

Gemma Bakx

IR@timschina.com, or gemma.bakx@cartesiangroup.com

Public and Media Relations

Patty Yu

Patty.Yu@timschina.com

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2024	September 30, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	152,368	131,609	18,487
Restricted Cash	31,869	27,720	3,894
Time deposits	-	-	-
Amount due from related parties	5,858	2,766	389
Accounts receivable, net	30,526	17,981	2,526
Inventories	37,578	40,241	5,653
Prepaid expenses and other current assets	158,882	176,017	24,724
Total current assets	417,081	396,334	55,673

Non-current assets:
Property and equipment, net	502,159	387,952	54,495
Intangible assets, net	97,019	85,868	12,062
Operating lease right-of-use assets	493,308	372,585	52,337
Other non-current assets	53,967	47,773	6,710
Total non-current assets	1,146,453	894,178	125,604
Total assets	1,563,534	1,290,512	181,277

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Bank borrowings, current	381,263	428,034	60,126
Accounts payable	223,838	200,199	28,122
Contract liabilities	39,678	36,206	5,086
Amount due to related parties	48,117	115,541	16,230
Convertible notes, at fair value	473,716	503,780	70,766
Operating lease liabilities	178,115	177,094	24,876
Other current liabilities	191,205	155,077	21,782
Total current liabilities	1,535,932	1,615,931	226,988

Non-current liabilities:
Convertible notes, at fair value	464,847	425,619	59,786
Contract liabilities	8,022	9,738	1,368
Operating lease liabilities	380,075	263,203	36,972
Other non-current liabilities	7,673	7,456	1,048
Total non-current liabilities	860,617	706,016	99,174
Total liabilities	2,396,549	2,321,947	326,162

Shareholders’ equity:
Ordinary shares	10	10	1
Additional paid-in capital	1,818,421	1,821,586	255,877
Accumulated losses	(2,668,505)	(2,874,875)	(403,831)
Accumulated other comprehensive income	9,185	16,229	2,279
Treasury shares	-	-	-
Total deficit attributable to shareholders of the Company	(840,889)	(1,037,050)	(145,674)
Non-controlling interests	7,874	5,615	789
Total shareholders’ deficit	(833,015)	(1,031,435)	(144,885)

Commitments and Contingencies	-	-	-

Total liabilities and shareholders’ deficit	1,563,534	1,290,512	181,277

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Company owned and operated stores	299,455	282,884	39,736	918,141	819,515	115,117
Other revenues	60,099	75,134	10,554	140,392	188,221	26,439
Total revenues	359,554	358,018	50,290	1,058,533	1,007,736	141,556

Costs and expenses, net:
Company owned and operated stores
Food and packaging	86,855	86,538	12,156	289,289	248,817	34,951
Rental and property management fee	57,799	55,133	7,744	184,571	168,252	23,634
Payroll and employee benefits	50,683	48,532	6,817	176,662	148,779	20,899
Delivery costs	30,805	37,243	5,233	90,587	97,622	13,713
Other operating expenses	23,678	24,142	3,391	72,291	62,584	8,791
Store depreciation and amortization	29,792	26,570	3,732	93,540	81,717	11,479
Company owned and operated store costs and expenses	279,612	278,158	39,073	906,940	807,771	113,467

Costs of other revenues	45,330	51,767	7,272	105,080	129,795	18,232
Marketing expenses	18,496	15,824	2,223	51,085	47,159	6,624
General and administrative expenses	39,752	51,799	7,274	134,002	141,307	19,850
Franchise and royalty expenses	15,632	16,363	2,298	43,809	47,348	6,651
Other operating costs and expenses	783	120	17	10,479	1,333	187
Loss on disposal of property and equipment	1,098	2,277	320	3,716	5,257	738
Impairment losses of long-lived assets	15,585	7,985	1,122	40,386	29,088	4,086
Other income	815	621	87	5,070	2,586	363
Total costs and expenses, net	415,473	423,672	59,512	1,290,427	1,206,472	169,472

Operating loss	(55,919)	(65,654)	(9,222)	(231,894)	(198,736)	(27,916)

Interest income	980	1,797	252	2,221	2,880	405
Interest expenses	(4,078)	(4,255)	(598)	(18,742)	(12,662)	(1,779)
Foreign currency transaction gain/(loss)	(37)	(442)	(61)	4,417	(493)	(70)
Loss of the debt extinguishment	-	-	-	(10,657)	-	-
Changes in fair value of Deferred Contingent consideration	-	-	-	(16,941)	-	-
Changes in fair value of convertible notes	(27,921)	(5,209)	(732)	(48,461)	866	122

Loss from continuing operations before income taxes	(86,975)	(73,763)	(10,361)	(320,057)	(208,145)	(29,238)
Income tax expenses	(410)	-	-	(1,499)	(484)	(68)
Net loss from continuing operations	(87,385)	(73,763)	(10,361)	(321,556)	(208,629)	(29,306)

Discontinued operations:
Income from discontinued operations before income taxes (including gain on disposal of Popeyes business RMB66,203 thousand in 2024) before income taxes	-	-	-	44,959	-	-
Income tax expenses	-	-	-	-	-	-
Net income from discontinued operations	-	-	-	44,959	-	-

Net loss	(87,385)	(73,763)	(10,361)	(276,597)	(208,629)	(29,306)

Less: Net income/(loss) attributable to non-controlling interests	1,466	(869)	(122)	3,926	(2,259)	(317)
Net income/(loss) attributable to shareholders of the Company
-from continuing operations	(88,851)	(72,894)	(10,239)	(325,482)	(206,370)	(28,989)
-from discontinued operations	-	-	-	44,959	-	-
Basic and diluted loss per Ordinary Share	(2.75)	(2.24)	(0.31)	(8.65)	(6.34)	(0.89)

Net loss	(87,385)	(73,763)	(10,361)	(276,597)	(208,629)	(29,306)

Other comprehensive income/(loss)
Unrealized gain on short-term investment, net of nil income taxes	-	-	-	-	-	-
Fair value changes of convertible notes due to instrument-specific credit risk, net of nil income taxes	1,280	(2,683)	(377)	(213)	(2,539)	(357)
Foreign currency translation adjustment, net of nil income taxes	10,866	6,406	900	5,765	9,583	1,347

Total comprehensive loss	(75,239)	(70,040)	(9,838)	(271,045)	(201,585)	(28,316)

Less: Comprehensive income/(loss) attributable to non-controlling interests	1,466	(869)	(122)	3,926	(2,259)	(317)
Comprehensive loss attributable to shareholders of the Company	(76,705)	(69,171)	(9,716)	(274,971)	(199,326)	(27,999)

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	(12,999)	(1,713)	(241)	(8,038)	(3,107)	(436)
Net cash used in investing activities	7,426	(13,602)	(1,911)	(21,259)	(66,975)	(9,408)
Net cash provided by/(used in) financing activities	27,980	(3,326)	(467)	16,204	46,787	6,572
Effect of foreign currency exchange rate changes on cash	5,460	(788)	(109)	6,240	(1,613)	(226)
Net decrease in cash	27,867	(19,429)	(2,728)	(6,853)	(24,908)	(3,498)
Cash and cash equivalents and restricted cash, at beginning of the period	168,867	178,758	25,109	203,587	184,237	25,879
Cash and cash equivalents and restricted cash, at end of the period	196,734	159,329	22,381	196,734	159,329	22,381

TH INTERNATIONAL LIMITED AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

A. Company owned and operated store contribution

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues - company owned and operated stores	299,455	282,884	39,736	918,141	819,515	115,117
Food and packaging costs - company owned and operated stores	(86,855)	(86,538)	(12,156)	(289,289)	(248,817)	(34,951)
Rental expenses - company owned and operated stores	(57,799)	(55,133)	(7,744)	(184,571)	(168,252)	(23,634)
Payroll and employee benefits - company owned and operated stores	(50,683)	(48,532)	(6,817)	(176,662)	(148,779)	(20,899)
Delivery costs - company owned and operated stores	(30,805)	(37,243)	(5,233)	(90,587)	(97,622)	(13,713)
Other operating expenses - company owned and operated stores	(23,678)	(24,142)	(3,391)	(72,291)	(62,584)	(8,791)
Store depreciation and amortization	(29,792)	(26,570)	(3,732)	(93,540)	(81,717)	(11,479)
Franchise and royalty expenses - company owned and operated stores	(9,713)	(9,510)	(1,336)	(30,101)	(27,345)	(3,841)
Fully-burdened gross (loss) profit - company owned and operated stores	10,130	(4,784)	(673)	(18,900)	(15,601)	(2,191)
Store depreciation and amortization	29,792	26,570	3,732	93,540	81,717	11,479

Company owned and operated store contribution	39,922	21,786	3,059	74,640	66,116	9,288
Company owned and operated store contribution margin	13.3%	7.7%	7.7%	8.1%	8.1%	8.1%

B. Adjusted general and administrative expenses

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
General and administrative expenses from continuing operations	(39,752)	(51,799)	(7,274)	(134,002)	(141,307)	(19,850)
Adjusted for:
Share-based compensation expenses	1,375	566	80	1,260	2,391	336
Professional fees related to financing programs	-	-	-	10,464	1,007	141
Impairment losses of rental deposits	-	3,954	555	2,457	8,850	1,243
Adjusted General and administrative expenses	(38,377)	(47,279)	(6,639)	(119,821)	(129,059)	(18,130)
Adjusted General and administrative expenses as a % of total revenue	10.7%	13.2%	13.2%	11.3%	12.8%	12.8%

C. Adjusted corporate EBITDA and adjusted corporate EBITDA margin

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Operating loss from continuing operations	(55,919)	(65,654)	(9,222)	(231,894)	(198,736)	(27,916)
Adjusted for:
Depreciation and amortization	39,896	35,900	5,043	123,478	110,071	15,462
Share-based compensation expenses	1,375	566	80	1,260	2,391	336
Impairment losses of rental deposits	-	3,954	555	2,457	8,850	1,243
One-off expense of store closure	-	-	-	3,181	-	-
Professional fees related to financing programs	-	-	-	10,464	1,007	141
Impairment losses of long-lived assets	15,585	7,985	1,122	40,386	29,088	4,086
Loss on disposal of property and equipment	1,098	2,277	320	3,716	5,257	738
Adjusted Corporate EBITDA	2,035	(14,972)	(2,102)	(46,952)	(42,072)	(5,910)
Adjusted Corporate EBITDA Margin	0.6%	-4.2%	-4.2%	-4.4%	-4.2%	-4.2%

D. Adjusted net loss and adjusted net loss margin

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations	(87,385)	(73,763)	(10,361)	(321,556)	(208,629)	(29,306)

Adjusted for:
Share-based compensation expenses	1,375	566	80	1,260	2,391	336
Professional fees related to financing programs	-	-	-	10,464	1,007	141
Impairment losses of long-lived assets	15,585	7,985	1,122	40,386	29,088	4,086
Impairment losses of rental deposits	-	3,954	555	2,457	8,850	1,243
One-off expense of store closure	-	-	-	3,181	-	-
Loss on disposal of property and equipment	1,098	2,277	320	3,716	5,257	738
Loss of the debt extinguishment	-	-	-	10,657	-	-
Changes in fair value of Deferred Contingent consideration	-	-	-	16,941	-	-
Changes in fair value of convertible notes	27,921	5,209	732	48,461	(866)	(122)
Adjusted Net loss	(41,406)	(53,772)	(7,552)	(184,033)	(162,902)	(22,884)
Adjusted Net loss Margin	-11.5%	-15.0%	-15.0%	-17.4%	-16.2%	-16.2%

E. Adjusted basic and diluted net loss per Ordinary Share

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss from continuing operations to shareholders of the Company	(88,851)	(72,894)	(10,239)	(325,482)	(206,370)	(28,989)
Adjusted for:
Share-based compensation expenses	1,375	566	80	1,260	2,391	336
Professional fees related to financing programs	-	-	-	10,464	1,007	141
Impairment losses of long-lived assets	15,585	7,985	1,122	40,386	29,088	4,086
Impairment losses of rental deposits	-	3,954	555	2,457	8,850	1,243
One-off expense of store closure	-	-	-	3,181	-	-
Loss on disposal of property and equipment	1,098	2,277	320	3,716	5,257	738
Loss of the debt extinguishment	-	-	-	10,657	-	-
Changes in fair value of Deferred Contingent consideration	-	-	-	16,941	-	-
Changes in fair value of convertible notes	27,921	5,209	732	48,461	(866)	(122)
Adjusted Net loss attributable to shareholders of the Company	(42,872)	(52,903)	(7,430)	(187,959)	(160,643)	(22,567)
Weighted average shares outstanding used in calculating basic and diluted loss per share	32,479,266	32,544,164	32,544,164	32,410,787	32,542,071	32,542,071
Adjusted basic and diluted net loss per Ordinary Share	(1.32)	(1.63)	(0.23)	(5.80)	(4.94)	(0.69)